UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16

OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010	Commission File Number: 001-33838

HARRY WINSTON DIAMOND CORPORATION
(Translation of registrant’s name into English)

P.O. Box 4569, Station A

Toronto, ON, Canada   M5W 4T9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F[ ]	Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED the 3rd day of  June, 2010.

HARRY WINSTON DIAMOND CORPORATION
 (Registrant)

By: /s/ LYLE R. HEPBURN
        Name:  Lyle R. Hepburn
        Title:    Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	Harry Winston Diamond Corporation’s News Release dated June 2, 2010 announcing first quarter fiscal 2011 results.

99.2	Harry Winston Diamond Corporation’s First Quarter Report, including the Comparative Unaudited Financial Statements and the notes thereto for the quarter ended April 30, 2010 and Management Discussion and Analysis for the same period.

99.3	Certificate of Interim Filings of the Chief Executive Officer of Harry Winston Diamond Corporation.

99.4	Certificate of Interim Filings of the Chief Financial Officer of Harry Winston Diamond Corporation.

99.5	Report of Voting Results for Harry Winston Diamond Corporation’s annual meeting held on June 3, 2010.